SAND Technology
4115 Sherbrooke Street West
Suite 500
Westmount, Quebec
H3Z 1B1

March 20, 2013

Stephen Krikorian
United States Securities and Exchange Commission
Washington, D.C.
20549

Re:	Sand Technology Inc.
Form 20-F/A for the fiscal year ended July 31, 2012
Filed December 11, 2012
File No. 000-14884

Dear Mr. Krikorian,

We acknowledge receipt of your letter dated March 6, 2013. We request an extension to March 29, 2013 so that we can work with our auditors to comply with your request.

Regards,

Wayne Musselman
Director
SAND Technology Inc.

SAND Technology